[redacted]

09040899

ES
E COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/30/2007 AND ENDING 12/28/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Ave NE
(No. and Street)

Bellevue (City) | WA (State) | 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields, President 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave Ste 3500 (Address) | Seattle (City) | (State) | 98104 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
5/1

OATH OR AFFIRMATION

I, A Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of December 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
CURTIS L. MARTIN
MY COMMISSION EXPIRES
Nov. 7, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Statements of Financial Condition

	December 31, 2008	December 28, 2007
Assets		
Cash and cash equivalents	$ 44,078,450	$ 11,559,486
Cash segregated under regulation	–	1,400,000
Receivable from clearing organization	145,666	25,000
Receivables from customers, net	25,136,993	25,118,056
Other receivable	1,089,337	1,380,164
Receivable from other affiliates	412,413	–
Receivable from ING Bank, net	–	248,281
Securities owned	4,825,285	1,989,358
Prepaid expenses and other assets	646,116	647,767
Goodwill	110,530,591	110,602,288
Intangible assets, net of amortization	93,235,025	102,946,973
Total assets	$ 280,099,876	$ 255,917,373
Liabilities and stockholder's equity		
Securities sold, not yet purchased	$ 2,827,867	$ 574,106
Payable to customers	1,690,957	1,285,290
Payable to clearing organization	–	22,394,926
Accounts payable and accrued liabilities	8,594,320	8,766,491
Payable to ING Bank, net	10,875,222	–
Payable to SBC, net	857,856	997,818
Deferred tax liabilities, net	29,476,517	32,805,131
Deferred revenue	363,763	318,839
Total liabilities	54,686,502	67,142,601
Subordinated equity loan from SBC	35,000,000	–
Stockholder's equity:		
Preferred stock, no par value:		
Authorized shares – 30,000,000		
Issued and outstanding shares – none	–	–
Common stock, no par value:		
Authorized shares – 70,000,000		
Issued and outstanding shares – 1,000,000	350,000	350,000
Additional paid in capital	217,525,124	201,459,625
Accumulated deficit	(27,461,750)	(13,034,853)
Total stockholder's equity	190,413,374	188,774,772
Total liabilities and stockholder's equity	$ 280,099,876	$ 255,917,373

See accompanying notes.